FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, March 30, 2010

FAIRFAX ANNOUNCES INVESTMENT IN MEGA BRANDS

(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces that further to the recapitalization of MEGA Brands Inc., Fairfax, directly or through its affiliates, has acquired 64,668,000 common shares of MEGA and 64,668,000 common share purchase warrants of MEGA, each warrant entitling the holder to purchase one common share at a price of $0.50 at any time until March 30, 2015.  Of the total number of common shares and warrants acquired by Fairfax pursuant to the recapitalization, 51,610,000 common shares and 51,610,000 warrants were acquired through a private placement and 13,058,000 common shares and 13,058,000 warrants were acquired as part of the consideration for the cancellation of $64 million principal amount of outstanding convertible debentures previously held by Fairfax

The 64,668,000 common shares acquired by Fairfax represent approximately 19.7% of the total outstanding MEGA common shares. The acquisition of an additional 64,668,000 common shares pursuant to the exercise of the warrants would increase Fairfax’s percentage holding of common shares of MEGA to approximately 33% (assuming that no other warrants are exercised). Except for the common shares and warrants acquired today, Fairfax does not own or control any other voting or equity securities of MEGA.

The securities of MEGA were purchased for investment purposes.  Fairfax continually reviews its investment alternatives and may purchase additional securities of MEGA for time to time in accordance with applicable laws.

The securities acquired by Fairfax as described herein are being issued pursuant to the recapitalization transaction in reliance on the prospectus exemption contained in section 2.11 of National Instrument 45-106, Prospectus and Registration Exemptions.

For further information: A copy of the early warning report that will be filed by Fairfax with the relevant Canadian securities administrators in connection with this matter can be obtained by contacting Paul Rivett at 416-367-4941.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                Greg Taylor, Chief Financial Officer, at (416) 367-4941

                   Media Contact
                Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946